Exhibit 99.2

Management’s discussion and analysis

for the quarter ended March 31, 2016

FIRST QUARTER UPDATE	4

CONSOLIDATED FINANCIAL RESULTS	8

OUTLOOK FOR 2016	14

LIQUIDITY AND CAPITAL RESOURCES	16

FINANCIAL RESULTS BY SEGMENT

URANIUM	19

FUEL SERVICES	21

NUKEM	22

OUR OPERATIONS

URANIUM 2016 Q1 UPDATES	22

FUEL SERVICES 2016 Q1 UPDATES	24

QUALIFIED PERSONS	24

ADDITIONAL INFORMATION	25

This management’s discussion and analysis (MD&A) includes information that will help you understand management’s perspective of our unaudited condensed consolidated interim financial statements and notes for the quarter ended March 31, 2016 (interim financial statements). The information is based on what we knew as of April 28, 2016 and updates our annual MD&A included in our 2015 annual report.

As you review this MD&A, we encourage you to read our interim financial statements as well as our audited consolidated financial statements and notes for the year ended December 31, 2015 and annual MD&A. You can find more information about Cameco, including our audited consolidated financial statements and our most recent annual information form, on our website at cameco.com, on SEDAR at sedar.com or on EDGAR at sec.gov. You should also read our annual information form before making an investment decision about our securities.

The financial information in this MD&A and in our financial statements and notes are prepared according to International Financial Reporting Standards (IFRS), unless otherwise indicated.

Unless we have specified otherwise, all dollar amounts are in Canadian dollars.

Throughout this document, the terms we, us, our and Cameco mean Cameco Corporation and its subsidiaries, including NUKEM Energy Gmbh (NUKEM), unless otherwise indicated.

Caution about forward-looking information

Our MD&A includes statements and information about our expectations for the future. When we discuss our strategy, plans, future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this MD&A as forward-looking information.

Key things to understand about the forward-looking information in this MD&A:

•	It typically includes words and phrases about the future, such as: anticipate, believe, estimate, expect, plan, will, intend, goal, target, forecast, project, strategy and outlook (see examples below).

•	It represents our current views, and can change significantly.

•	It is based on a number of material assumptions, including those we have listed on page 3, which may prove to be incorrect.

•	Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks on pages 2 and 3. We recommend you also review our annual information form, annual MD&A, which includes a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

•	Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Examples of forward-looking information in this MD&A

•     the discussion under the heading Our strategy

•     our expectations about 2016 and future global uranium supply and demand including the discussion under the heading Uranium market update

•     our expectations related to the Rabbit Lake and Cameco Resources operational changes

•     our expectations for uranium deliveries in the second quarter and for the balance of 2016

•     the discussion of our expectations relating to our Canada Revenue Agency (CRA) and Internal Revenue Service (IRS) transfer pricing disputes including our estimate of the amount and timing of expected cash taxes and transfer pricing penalties

•     our consolidated outlook for the year and the outlook for our uranium, fuel services and NUKEM segments for 2016

•     our price sensitivity analysis for our uranium segment

•     our expectation that existing cash balances, operating cash flows, and existing credit facilities will meet our anticipated 2016 capital requirements without the need for any significant additional funding

•     our expectation that our operating and investment activities for the remainder of 2016 will not be constrained by the financial-related covenants in our unsecured revolving credit facility

•     our expectations for 2016, 2017 and 2018 capital expenditures

•     our future plans and expectations for each of our uranium operating properties and fuel services operating sites

Material risks

•     actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices or loss of market share to a competitor

•     we are adversely affected by changes in currency exchange rates, interest rates, royalty rates, or tax rates

•     our production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms

•     our estimates of production, purchases, costs, decommissioning or reclamation expenses, or our tax expense estimates, prove to be inaccurate

•     we are unable to enforce our legal rights under our existing agreements, permits or licences

•     we are subject to litigation or arbitration that has an adverse outcome, including lack of success in our disputes with tax authorities

•     we are unsuccessful in our dispute with CRA and this results in significantly higher cash taxes, interest charges and penalties than the amount of our cumulative tax provision

•     we are unable to utilize letters of credit to the extent anticipated in our dispute with CRA

•     there are defects in, or challenges to, title to our properties

•     our mineral reserve and resource estimates are not reliable, or we face challenging or unexpected geological, hydrological or mining conditions

•     we are affected by environmental, safety and regulatory risks, including increased regulatory burdens or delays

•     we cannot obtain or maintain necessary permits or approvals from government authorities

•     we are affected by political risks

•     we are affected by terrorism, sabotage, blockades, civil unrest, social or political activism, accident or a deterioration in political support for, or demand for, nuclear energy

•     we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•     there are changes to government regulations or policies that adversely affect us, including tax and trade laws and policies

•     our uranium suppliers fail to fulfil delivery commitments

•     our expectations relating to restructuring NUKEM, suspending Rabbit Lake production or curtailing US production prove to be inaccurate

•     our McArthur River development, mining or production plans are delayed or do not succeed for any reason

2 CAMECO CORPORATION

•    our Cigar Lake development, mining or production plans are delayed or do not succeed for any reason, including as a result of any difficulties freezing the deposit to meet production targets, or any difficulties with the McClean Lake mill modifications or expansion or milling of Cigar Lake ore

•    the production increase approval at McClean Lake is delayed or not obtained, or there is a labour dispute at McClean Lake

•    we are affected by natural phenomena, including inclement weather, fire, flood and earthquakes

•    our operations are disrupted due to problems with our own or our suppliers’ or customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues (including an inability to renew the collective bargaining agreement with unionized employees at the Port Hope conversion facility), strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failures, transportation disruptions or accidents, or other development and operating risks

Material assumptions

•    our expectations regarding sales and purchase volumes and prices for uranium and fuel services

•    our expectations regarding the demand for uranium, the construction of new nuclear power plants and the relicensing of existing nuclear power plants not being more adversely affected than expected by changes in regulation or in the public perception of the safety of nuclear power plants

•    our expected production level and production costs

•    the assumptions regarding market conditions upon which we have based our capital expenditures expectations

•    our expectations regarding spot prices and realized prices for uranium, and other factors discussed under the heading Price sensitivity analysis: uranium segment

•    our expectations regarding tax rates and payments, royalty rates, currency exchange rates and interest rates

•    our expectations about the outcome of disputes with tax authorities

•    we are able to utilize letters of credit to the extent anticipated in our dispute with CRA

•    our decommissioning and reclamation expenses

•    our mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable

•    our understanding of the geological, hydrological and other conditions at our mines

•    our expectations relating to restructuring NUKEM, suspending Rabbit Lake production and curtailing US production

•    our McArthur River development, mining and production plans succeed

•    our Cigar Lake development, mining and production plans succeed, and the deposit freezes as planned

•    modification and expansion of the McClean Lake mill are completed as planned and the mill is able to process Cigar Lake ore as expected

•    the production increase approval at McClean Lake is obtained, and there is no labour dispute at McClean Lake

•    our ability to continue to supply our products and services in the expected quantities and at the expected times

•    our ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals

•    our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, civil unrest, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues (including an ability to renew the collective bargaining agreement with unionized employees at the Port Hope conversion facility), strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failure, lack of tailings capacity, transportation disruptions or accidents or other development or operating risks

2016 FIRST QUARTER REPORT 3

Our strategy

We are a pure-play nuclear fuel supplier, focused on taking advantage of the long-term growth we see coming in our industry, while maintaining the ability to respond to market conditions as they evolve. Our strategy is to profitably produce from our tier-one assets at a pace aligned with market signals to increase long-term shareholder value, and to do that with an emphasis on safety, people and the environment.

Consistent with our strategy, on April 21, 2016 we announced the suspension of production at the Rabbit Lake operation and curtailment of production at Cameco Resources’ US operations. In the context of continued depressed market conditions in the near term, these decisions will position our production to come from our lower-cost operations. In addition, we have continued to secure uranium at favourable market prices for delivery into our contract portfolio. As a result, at this time, it does not make economic sense to run our higher-cost operations purely to meet our sales commitments.

We believe the best way to create value is to focus our investible capital on maintaining a strong balance sheet and on prudently expanding our tier-one assets based on market signals. This approach provides us with the opportunity to meet rising demand with increased production from our best margin assets, and mitigates risk in the event of a prolonged period of uncertainty.

Going forward, we plan to:

•	ensure continued safe, reliable, low-cost production from our tier-one assets – McArthur River/Key Lake, Cigar Lake and Inkai

•	complete ramp up of production at Cigar Lake

•	prudently seek to expand production capacity at McArthur River/Key Lake in conjunction with market signals

•	continue to evaluate the position of the other sources of supply in our portfolio, including Rabbit Lake and the US operations, and retain the flexibility to respond to market signals and take advantage of value adding opportunities

•	maintain our low-cost advantage by focusing on execution and operational excellence

You can read more about our strategy in our 2015 annual MD&A.

First quarter update

Our performance

	THREE MONTHS ENDED MARCH 31
HIGHLIGHTS ($ MILLIONS EXCEPT WHERE INDICATED)	2016	2015
Revenue	408	566
Gross profit	118	129
Net earnings (losses) attributable to equity holders	78	(9)
$ per common share (diluted)	0.20	(0.02)
Adjusted net earnings (losses) (non-IFRS, see page 8)	(7)	69
$ per common share (adjusted and diluted)	(0.02)	0.18
Cash provided by (used in) operations (after working capital changes)	(277)	134

FIRST QUARTER

Net earnings attributable to equity holders were higher in the first quarter of 2016 compared to 2015, with adjusted net losses in the first quarter of 2016 compared to adjusted net earnings in the same period of 2015.

In general, our quarterly results are impacted by changes in foreign exchange rates and our delivery schedule. Our customers choose when in the year to receive their deliveries, and as a result, our quarterly sales volumes, revenue, and gross profit can vary significantly.

See Financial results beginning on page 8 for more information on the other factors affecting our first quarter financial results.

4 CAMECO CORPORATION

Operations update

			THREE MONTHS
			ENDED MARCH 31
HIGHLIGHTS			2016	2015	CHANGE
Uranium	Production volume (million lbs)		7.0	5.1	37%
	Sales volume (million lbs)[1]		5.9	7.0	(16)%
	Average realized price	($US/lb)	42.22	43.42	(3)%
		($Cdn/lb)	58.29	52.74	11%
	Revenue ($ millions)[1]		347	368	(6)%
	Gross profit ($ millions)		110	113	(3)%
Fuel services	Production volume (million kgU)		3.3	2.6	27%
	Sales volume (million kgU)[1]		2.3	3.0	(23)%
	Average realized price	($Cdn/kgU)	26.18	22.11	18%
	Revenue ($ millions)[1]		59	66	(11)%
	Gross profit ($ millions)		13	8	63%
NUKEM	Uranium sales (million lbs)[1]		0.05	2.5	(98)%
	Average realized price	($Cdn/lb)	39.32	38.14	3%
	Revenue ($ millions)[1]		2	97	(98)%
	Gross profit ($ millions)		—	11	(100)%

[1]	Includes sales and revenue between our uranium, fuel services and NUKEM segments. Please see Financial results by segment beginning on page 19.

Production in our uranium segment this quarter was 37% higher compared to the first quarter of 2015, mainly due to higher production from Cigar Lake, Inkai and McArthur River/Key Lake. See Uranium 2016 Q1 updates starting on page 22 for more information.

Production in our fuel services segment was 27% higher this quarter than in the first quarter of 2015 due to the timing of operational maintenance in 2015 that resulted in lower first quarter production.

Key highlight:

• At Cigar Lake, we continued to ramp up the operation and in the first quarter the McClean Lake mill packaged 4.5 million pounds of Cigar Lake ore; our share was 2.2 million pounds. During the first quarter, we filed a new Cigar Lake technical report, which reflects advancement of the operation and experience gained since the February 2012 technical report.

Also of note:

RESTRUCTURING

In response to depressed uranium market conditions and changes in the global nuclear fuel market, the following steps have been taken to support the long-term health and sustainability of the company.

NUKEM restructuring

In the first quarter, restructuring of the NUKEM group was announced. The changes involve downsizing of NUKEM GmbH in Germany and the transfer of essential support functions to NUKEM, Inc. in the US. The restructuring will be implemented in stages beginning in the second quarter of 2016, and will be completed by year end, resulting in the loss of about 15 positions within the NUKEM group. See Administration on page 10 for more information.

Operational restructuring

In April 2016, in the context of weak market conditions and our tier-one strategy, production was suspended at our Rabbit Lake operation and curtailed at Cameco Resources’ US operations by deferral of all wellfield development. We also decided to reduce our 2016 production target for McArthur River/Key Lake.

In 2016, as a result of these operational changes, we expect:

•	to produce 25.7 million pounds U3O8 (previously 30.0 million pounds)

•	capital expenditures of $275 million (previously $320 million)

2016 FIRST QUARTER REPORT 5

•	severance costs of about $19 million

•	care and maintenance costs of about $35 million at Rabbit Lake

The impact of the severance costs will be reflected in our second quarter results. Care and maintenance costs will be expensed to cost of sales in the quarters in which they occur.

Additionally, as long as Rabbit Lake production is suspended, we will incur annual care and maintenance costs. Our preliminary estimate is for these costs to range between $40 million and $45 million for the first few years.

We are also evaluating how the value of the assets will be impacted as a result of the changes. The carrying value of the assets in the US cash generating unit, net of the provision for reclamation, is approximately $62 million ($48 million (US)), while the carrying value of the Rabbit Lake mill and Eagle Point mine is approximately $108 million.

Uranium market update

In the first quarter of 2016, uranium prices continued to soften and demand remained low, with only about 11 million pounds placed under long-term contracts by the end of March. This is in keeping with recent market conditions, and is, we believe, a function of the current state of oversupply.

Making positive news for the industry were three new reactor startups – one in South Korea and two in China. China also released its new five-year plan, which reaffirms its target of 58 gigawatts of nuclear generating capacity in operation, along with a further 30 gigawatts of nuclear capacity under construction, by 2020.

Reactor restarts in Japan remain an important driver of market sentiment, and two reactors are now operating – Sendai units 1 and 2. However, the restart process continues to take longer than expected, and not enough units have returned to service to have an impact on market conditions, which remain challenging.

Longer term, strong fundamentals underpin a positive outlook for the industry. With over 60 reactors under construction today and additional units planned over the next decade, uranium demand is expected to increase as those reactors come online. In addition, as future supply continues to be negatively affected by current depressed market conditions and utilities refrain from contracting replacement volumes, we expect to see a shift from the currently over-supplied market we are experiencing today to a demand-driven market that requires more primary supply. Demand growth combined with the timing, development and execution of new supply projects and the continued performance of existing supply, will determine the pace of that shift.

Caution about forward-looking information relating to our uranium market update

This discussion of our expectations for the nuclear industry, including its growth profile, future global uranium supply and demand is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 2.

6 CAMECO CORPORATION

Industry prices at quarter end

	MAR 31	DEC 31	SEP 30	JUN 30	MAR 31	DEC 31
	2016	2015	2015	2015	2015	2014
Uranium ($US/lb U3O8 )[1]
Average spot market price	28.70	34.23	36.38	36.38	39.45	35.50
Average long-term price	43.50	44.00	44.00	46.00	49.50	49.50
Fuel services ($US/kgU as UF6 )[1]
Average spot market price
North America	6.75	6.88	7.00	7.50	7.50	8.25
Europe	7.25	7.38	7.50	8.00	8.00	8.63
Average long-term price
North America	12.75	13.50	15.00	16.00	16.00	16.00
Europe	14.00	14.50	16.25	17.00	17.00	17.00
Note: the industry does not publish UO2 prices.

[1]	Average of prices reported by TradeTech and Ux Consulting (Ux)

On the spot market, where purchases call for delivery within one year, the volume reported by Ux Consulting (UxC) for the first quarter of 2016 was approximately 9 million pounds. This compares to approximately 15 million pounds in the first quarter of 2015. At the end of the quarter, the average reported spot price was $28.70 (US) per pound, down $5.53 (US) from the previous quarter.

Long-term contracts usually call for deliveries to begin more than two years after the contract is finalized, and use a number of pricing formulas, including fixed prices escalated over the term of the contract, and market referenced prices (spot and long-term indicators quoted near the time of delivery). The volume of long-term contracting for the first quarter of 2016 continued to be low. The average reported long-term price at the end of the quarter was $43.50 (US) per pound, a $0.50 (US) decline from the previous quarter.

Spot and long-term UF6 conversion prices declined slightly during the quarter.

Shares and stock options outstanding	Dividend policy

At April 27, 2016, we had: • 395,792,522 common shares and one Class B share outstanding • 8,909,912 stock options outstanding, with exercise prices ranging from $16.38 to $54.38	Our board of directors has established a policy of paying a quarterly dividend of $0.10 ($0.40 per year) per common share. This policy will be reviewed from time to time based on our cash flow, earnings, financial position, strategy and other relevant factors.

2016 FIRST QUARTER REPORT 7

Financial results

This section of our MD&A discusses our performance, financial condition and outlook for the future.

Consolidated financial results

	THREE MONTHS
HIGHLIGHTS	ENDED MARCH 31
($ MILLIONS EXCEPT WHERE INDICATED)	2016	2015
Revenue	408	566
Gross profit	118	129
Net earnings (losses) attributable to equity holders	78	(9)
$ per common share (basic)	0.20	(0.02)
$ per common share (diluted)	0.20	(0.02)
Adjusted net earnings (losses) (non-IFRS, see page 8)	(7)	69
$ per common share (adjusted and diluted)	(0.02)	0.18
Cash provided by (used in) operations (after working capital changes)	(277)	134

NET EARNINGS

Net earnings attributable to equity holders this quarter was $78 million ($0.20 per share diluted) compared to net losses of $9 million (losses of $0.02 per share diluted) in the first quarter of 2015 mainly due to:

• mark-to-market gains on foreign exchange derivatives compared to losses in the first quarter of 2015

• higher gross profit in our fuel services segment partially offset by:

• lower gross profit from our uranium and NUKEM segments

• higher administration expenditures

• higher foreign exchange losses

On an adjusted basis, our losses this quarter were $7 million (losses of $0.02 per share diluted) compared to earnings of $ 69 million ($0.18 per share diluted) (non-IFRS measure, see page 8) in the first quarter of 2015. The change was mainly due to:

• lower gross profit from our uranium and NUKEM segments
• higher administration expenditures

• higher foreign exchange losses partially offset by:

• higher gross profit from our fuel services segment

• lower losses on foreign exchange derivatives

ADJUSTED NET EARNINGS (NON-IFRS MEASURE)

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a more meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and has also been adjusted for NUKEM purchase price inventory write-downs and recoveries, impairment charges, write off of assets, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

8 CAMECO CORPORATION

The following table reconciles adjusted net earnings with our net earnings.

	THREE MONTHS
	ENDED MARCH 31
($ MILLIONS)	2016	2015
Net earnings (losses) attributable to equity holders	78	(9)

Adjustments
Adjustments on foreign exchange derivatives	(116)	101
NUKEM purchase price inventory recovery	—	(3)
Impairment charge	—	6
Income taxes on adjustments	31	(26)

Adjusted net earnings (losses)	(7)	69

The following table shows what contributed to the change in adjusted net earnings this quarter.

		THREE MONTHS
($ MILLIONS)		ENDED MARCH 31
Adjusted net earnings – 2015		69
Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)
Uranium	Lower sales volume	(17)
	Lower realized prices ($US)	(7)
	Foreign exchange impact on realized prices	40
	Higher costs	(19)

	change – uranium	(3)

Fuel services	Lower sales volume	(2)
	Higher realized prices ($Cdn)	9
	Higher costs	(2)

	change – fuel services	5

NUKEM	Gross profit	(8)

	change – NUKEM	(8)

Other changes
Higher administration expenditures		(10)
Higher exploration expenditures		(3)
Higher income tax recovery		2
Lower loss on derivatives		12
Higher foreign exchange losses		(71)

Adjusted net losses – 2016		(7)

See Financial results by segment on page 19 for more detailed discussion.

Quarterly trends

HIGHLIGHTS	2016		2015			2014
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	408	975	649	565	566	889	587	502
Net earnings (losses) attributable to equity holders	78	(10)	(4)	88	(9)	73	(146)	127
$ per common share (basic)	0.20	(0.03)	(0.01)	0.22	(0.02)	0.18	(0.37)	0.32
$ per common share (diluted)	0.20	(0.03)	(0.01)	0.22	(0.02)	0.18	(0.37)	0.32
Adjusted net earnings (losses) (non-IFRS, see page 8)	(7)	151	78	46	69	205	93	79
$ per common share (adjusted and diluted)	(0.02)	0.38	0.20	0.12	0.18	0.52	0.23	0.20
Cash provided by (used in) operations (after working capital changes)	(277)	503	(121)	(65)	134	236	263	(25)

2016 FIRST QUARTER REPORT 9

Key things to note:

• our financial results are strongly influenced by the performance of our uranium segment, which accounted for 85% of consolidated revenues in the first quarter of 2016

•    the timing of customer requirements, which tend to vary from quarter to quarter, drives revenue in the uranium and fuel services segments, meaning quarterly results are not necessarily a good indication of annual results due to seasonal variability

•    net earnings do not trend directly with revenue due to unusual items and transactions that occur from time to time. We use adjusted net earnings, a non-IFRS measure, as a more meaningful way to compare our results from period to period (see page 8 for more information).

• cash from operations tends to fluctuate as a result of the timing of deliveries and product purchases in our uranium and fuel services segments

The table that follows presents the differences between net earnings and adjusted net earnings for the previous seven quarters.

HIGHLIGHTS	2016	2015				2014
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net earnings (losses) attributable to equity holders	78	(10)	(4)	88	(9)	73	(146)	127
Adjustments
Adjustments on foreign exchange derivatives	(116)	10	112	(57)	101	10	60	(66)
NUKEM purchase price inventory recovery	—	—	—	—	(3)	(4)	(2)	—
Impairment charges	—	210	—	—	6	131	196	—
Income taxes on adjustments	31	(59)	(30)	15	(26)	(46)	(15)	18
Write-off of assets	—	—	—	—	—	41	—	—

Adjusted net earnings (losses) (non-IFRS, see page 8)	(7)	151	78	46	69	205	93	79

Corporate expenses

ADMINISTRATION

	THREE MONTHS
	ENDED MARCH 31
($ MILLIONS)	2016	2015	CHANGE
Direct administration	48	38	26%
Stock-based compensation	4	4	—
Total administration	52	42	24%

Direct administration costs were $10 million higher for the first quarter of 2016 compared to the same period last year due to $5 million of costs associated with the restructuring of our NUKEM segment, the timing of project costs, and increased legal costs as our CRA dispute progresses towards trial.

Stock based compensation was unchanged from 2015.

EXPLORATION

In the first quarter, uranium exploration expenses were $15 million, an increase of $3 million compared to the first quarter of 2015 due to a planned increase in expenditures.

INCOME TAXES

We recorded an income tax expense of $9 million in the first quarter of 2016, compared to a recovery of $45 million in the first quarter of 2015.

On an adjusted basis, we recorded an income tax recovery of $22 million this quarter compared to a recovery of $20 million in the first quarter of 2015. In 2016, we recorded losses of $99 million in Canada compared to $103 million in 2015, while earnings in foreign jurisdictions decreased to $69 million from $152 million.

10 CAMECO CORPORATION

	THREE MONTHS
	ENDED MARCH 31
($ MILLIONS)	2016	2015
Pre-tax adjusted earnings[1]
Canada[2]	(99)	(103)
Foreign	69	152

Total pre-tax adjusted earnings	(30)	49

Adjusted income taxes[1]
Canada[2]	(30)	(27)
Foreign	8	7

Adjusted income tax recovery	(22)	(20)

[1]	Pre-tax adjusted earnings and adjusted income taxes are non-IFRS measures.
[2]	Our IFRS-based measures have been adjusted by the amounts reflected in the table in adjusted net earnings (non-IFRS measure on page 8).

TRANSFER PRICING DISPUTES

We have been reporting on our transfer pricing disputes with CRA since 2008, when it originated, and with the IRS since the first quarter of 2015. Below, we discuss the general nature of transfer pricing disputes and, more specifically, the ongoing disputes we have.

Transfer pricing is a complex area of tax law, and it is difficult to predict the outcome of cases like ours. However, tax authorities generally test two things:

•	the governance (structure) of the corporate entities involved in the transactions

•	the price at which goods and services are sold by one member of a corporate group to another

We have a global customer base and we established a marketing and trading structure involving foreign subsidiaries, including Cameco Europe Limited (CEL), which entered into various intercompany arrangements, including purchase and sale agreements, as well as uranium purchase and sale agreements with third parties. Cameco and its subsidiaries made reasonable efforts to put arm’s-length transfer pricing arrangements in place, and these arrangements expose the parties to the risks and rewards accruing to them under these contracts. The intercompany contract prices are generally comparable to those established in comparable contracts between arm’s-length parties entered into at that time.

For the years 2003 to 2010, CRA has shifted CEL’s income (as recalculated by CRA) back to Canada and applied statutory tax rates, interest and instalment penalties, and, from 2007 to 2010, transfer pricing penalties. The IRS is also proposing to allocate a portion of CEL’s income for the years 2009 through 2012 to the US, resulting in such income being taxed in multiple jurisdictions. Taxes of approximately $320 million for the 2003 – 2015 years have already been paid in a jurisdiction outside Canada and the US. Bilateral international tax treaties contain provisions that generally seek to prevent taxation of the same income in both countries. As such, in connection with these disputes, we are considering our options, including remedies under international tax treaties that would limit double taxation; however, there is a risk that we will not be successful in eliminating all potential double taxation. The expected income adjustments under our tax disputes are represented by the amounts claimed by CRA and IRS and are described below.

CRA dispute

Since 2008, CRA has disputed our corporate structure and the related transfer pricing methodology we used for certain intercompany uranium sale and purchase agreements. To date, we received notices of reassessment for our 2003 through 2010 tax returns. We have recorded a cumulative tax provision of $51 million, where an argument could be made that our transfer price may have fallen outside of an appropriate range of pricing in uranium contracts for the period from 2003 through March 31, 2016. We are confident that we will be successful in our case and continue to believe the ultimate resolution of this matter will not be material to our financial position, results of operations and cash flows in the year(s) of resolution.

2016 FIRST QUARTER REPORT 11

For the years 2003 through 2010, CRA issued notices of reassessment for approximately $3.4 billion of additional income for Canadian tax purposes, which would result in a related tax expense of about $1.1 billion. CRA has also issued notices of reassessment for transfer pricing penalties for the years 2007 through 2010 in the amount of $292 million. The Canadian income tax rules include provisions that require larger companies like us to remit or otherwise secure 50% of the cash tax plus related interest and penalties at the time of reassessment. To date, under these provisions, after applying elective deductions, we have paid a net amount of $263 million cash. In addition, we have provided $340 million in letters of credit (LC) to secure 50% of the cash taxes and related interest amounts reassessed to date. The amounts paid or secured are shown in the table below.

		INTEREST	TRANSFER
		AND INSTALMENT	PRICING		CASH	SECURED BY
YEAR PAID ($ MILLIONS)	CASH TAXES	PENALTIES	PENALTIES	TOTAL	REMITTANCE	LC
Prior to 2013	—	13	—	13	13	—
2013	1	9	36	46	46	—
2014	106	47	—	153	153	—
2015	202	71	79	352	20	332
2016	6	2	31	39	31	8

Total	315	142	146	603	263	340

Using the methodology we believe CRA will continue to apply, and including the $3.4 billion already reassessed, we expect to receive notices of reassessment for a total of approximately $7.0 billion of additional income taxable in Canada for the years 2003 through 2015, which would result in a related tax expense of approximately $2.1 billion. As well, CRA may continue to apply transfer pricing penalties to taxation years subsequent to 2010. As a result, we estimate that cash taxes and transfer pricing penalties for these years would be between $1.5 billion and $1.7 billion. In addition, we estimate there would be interest and instalment penalties applied that would be material to us. While in dispute, we would be responsible for remitting or otherwise providing security for 50% of the cash taxes and transfer pricing penalties (between $750 million and $850 million), plus related interest and instalment penalties assessed, which would be material to us.

Under the Canadian federal and provincial tax rules, the amount required to be paid or secured each year will depend on the amount of income reassessed in that year and the availability of elective deductions and tax loss carryovers. Recently, the CRA decided to disallow the use of any loss carry-backs for any transfer pricing adjustment, starting with the 2008 tax year. This does not impact the anticipated income tax expense for a particular year, but does impact the timing of any required security or payment. For the 2010 tax year, as an alternative to paying cash, we used letters of credit to satisfy our obligations related to the reassessed income tax and related interest amounts. We expect to be able to continue to provide security in the form of letters of credit to satisfy these requirements. The estimated amounts summarized in the table below reflect actual amounts paid or secured and estimated future amounts owing based on the actual and expected reassessments for the years 2003 through 2015, and include the expected timing adjustment for the inability to use any loss carry-backs starting in 2008. We will update this table annually to include the estimated impact of reassessments expected for completed years subsequent to 2015.

$ MILLIONS	2003-2015	2016-2017	2018-2023	TOTAL
50% of cash taxes and transfer pricing penalties paid, secured or owing in the period
Cash payments	156	185 - 210	30 - 55	370 - 420
Secured by letters of credit	264	95 - 120	20 - 45	380 - 430

Total paid[1]	420	280 - 330	50 - 100	750 - 850

[1]	These amounts do not include interest and instalment penalties, which totalled approximately $142 million to March 31, 2016.

In light of our view of the likely outcome of the case as described above, we expect to recover the amounts remitted, including the $603 million already paid or otherwise secured to date.

We are expecting the trial for the 2003, 2005 and 2006 reassessments to commence in October 2016, with final arguments in March 2017. If this timing is adhered to, we expect to receive a Tax Court decision within six to 18 months after the trial is complete.

12 CAMECO CORPORATION

IRS dispute

We have received Revenue Agents Reports (RAR) from the IRS for the tax years 2009 to 2012. The IRS is challenging the transfer pricing used under certain intercompany transactions pertaining to the 2009 to 2012 tax years for certain of our US subsidiaries. The 2009 to 2012 RARs list the adjustments proposed by the IRS and calculate the tax and any penalties owing based on the proposed adjustments.

The current position of the IRS is that a portion of the non-US income reported under our corporate structure and taxed in non-US jurisdictions should be recognized and taxed in the US on the basis that:

•	the prices received by our US mining subsidiaries for the sale of uranium to CEL are too low

•	the compensation earned by Cameco Inc., one of our US subsidiaries, is inadequate

The proposed adjustments result in an increase in taxable income in the US of approximately $419 million (US) and a corresponding increased income tax expense of approximately $122 million (US) for the 2009 through 2012 taxation years, with interest being charged thereon. In addition, the IRS proposed cumulative penalties of approximately $8 million (US) in respect of the adjustment.

We believe that the conclusions of the IRS in the RARs are incorrect and we are contesting them in an administrative appeal, during which we are not required to make any cash payments. Until this matter progresses further, we cannot provide an estimation of the likely timeline for a resolution of the dispute.

We believe that the ultimate resolution of this matter will not be material to our financial position, results of operations and cash flows in the year(s) of resolution.

Caution about forward-looking information relating to our CRA and IRS tax disputes

This discussion of our expectations relating to our tax disputes with CRA and IRS and future tax reassessments by CRA and IRS is forward-looking information that is based upon the assumptions and subject to the material risks discussed under the heading Caution about forward-looking information beginning on page 2 and also on the more specific assumptions and risks listed below. Actual outcomes may vary significantly.

Assumptions	Material risks that could cause actual results to differ materially

•    CRA will reassess us for the years 2011 through 2015 using a similar methodology as for the years 2003 through 2010, and the reassessments will be issued on the basis we expect

•    we will be able to apply elective deductions and utilize letters of credit to the extent anticipated

•    CRA will seek to impose transfer pricing penalties (in a manner consistent with penalties charged in the years 2007 through 2010) in addition to interest charges and instalment penalties

•    we will be substantially successful in our dispute with CRA and the cumulative tax provision of $51 million to date will be adequate to satisfy any tax liability resulting from the outcome of the dispute to date

•    IRS may propose adjustments for later years subsequent to 2012

•    we will be substantially successful in our dispute with IRS

•    CRA reassesses us for years 2011 through 2015 using a different methodology than for years 2003 through 2010, or we are unable to utilize elective deductions or letters of credit to the extent anticipated, resulting in the required cash payments or security provided to CRA pending the outcome of the dispute being higher than expected

•    the time lag for the reassessments for each year is different than we currently expect

•    we are unsuccessful and the outcomes of our dispute with CRA and/or IRS result in significantly higher cash taxes, interest charges and penalties than the amount of our cumulative tax provision, which could have a material adverse effect on our liquidity, financial position, results of operations and cash flows

•    cash tax payable increases due to unanticipated adjustments by CRA or IRS not related to transfer pricing

•    IRS proposes adjustments for years 2013 through 2015 using a different methodology than for 2009 through 2012

•    we are unable to effectively eliminate all double taxation

FOREIGN EXCHANGE

At March 31, 2016:

•	The value of the US dollar relative to the Canadian dollar was $1.00 (US) for $1.30 (Cdn), down from $1.00 (US) for $1.38 (Cdn) at December 31, 2015. The exchange rate averaged $1.00 (US) for $1.37 (Cdn) over the quarter.

2016 FIRST QUARTER REPORT 13

•	We had foreign currency forward contracts of $1.1 billion (US), €10 million (EUR), and foreign currency options of $230 million (US). The US currency forward contracts had an average exchange rate of $1.00 (US) for $1.29 (Cdn), US currency option contracts had an average exchange rate range of $1.00 (US) for $1.32 to $1.38 (Cdn), and €1.00 for $1.11 (US) for EUR currency contracts.

•	The mark-to-market gain on all foreign exchange contracts was $3 million, compared to a $167 million loss at December 31, 2015.

Outlook for 2016

Our strategy is to profitably produce at a pace aligned with market signals, while maintaining the ability to respond to conditions as they evolve.

Our outlook for 2016 reflects the expenditures necessary to help us achieve our strategy. Our outlook for uranium production, consolidated and uranium segment revenue, consolidated direct administration, tax rate, and capital expenditures has changed. We do not provide an outlook for the items in the table that are marked with a dash.

See 2016 Financial results by segment on page 19 for details.

2016 FINANCIAL OUTLOOK

	CONSOLIDATED	URANIUM		FUEL SERVICES	NUKEM
Production	—	25.7 million lbs		8 to 9 million kgU	—
Delivery volume[1]	—	30 to 32 million lbs	[2]	Decrease up to 5%	9 to 10 million lbs U3O8
Revenue compared to 2015[3]	Decrease 5% to 10%	Decrease 5% to 10%	[4]	Increase up to 5%	Increase 5% to 10%
Average unit cost of sales (including D&A)	—	Increase up to 5%	[5]	Increase 10% to 15%	—
Direct administration costs compared to 2015[6]	Increase 10% to 15%	—		—	—
Gross profit	—	—		—	Gross profit 4% to 5%
Exploration costs compared to 2015	—	Increase 15% to 20%		—	—
Tax rate[7]	Recovery of 50% to 55%	—		—	—
Capital expenditures	$275 million	—		—	—

[1]	Our 2016 outlook for delivery volume does not include sales between our uranium, fuel services and NUKEM segments.
[2]	Our uranium delivery volume is based on the volumes we currently have commitments to deliver under contract in 2016.
[3]	For comparison of our 2016 outlook and 2015 results for revenue, we do not include sales between our uranium, fuel services and NUKEM segments.
[4]	Based on a uranium spot price of $27.50 (US) per pound (the Ux spot price as of April 25, 2016), a long-term price indicator of $44.00 (US) per pound (the Ux long-term indicator on April 25, 2016) and an exchange rate of $1.00 (US) for $1.25 (Cdn).
[5]	This increase is based on the unit cost of sale for produced material and committed long-term purchases. If we make discretionary purchases in the remainder of 2016, then we expect the overall unit cost of sales to increase further.
[6]	Direct administration costs do not include stock-based compensation expenses. See page 10 for more information.
[7]	Our outlook for the tax rate is based on adjusted net earnings.

We have decreased our uranium production outlook to 25.7 million pounds U3O8 (previously 30.0 million pounds) to reflect the operational changes made at our Rabbit Lake, US ISR (in situ recovery), and McArthur River/Key Lake operations. See Uranium 2016 Q1 updates starting on page 22 for more information.

We now expect our uranium revenue to decrease by 5% to 10% (previously a decrease of up to 5%) due to lower expected average realized prices. As a result of the expected decrease in uranium revenue, our outlook for consolidated revenue has changed to a decrease of 5% to 10% (previously a decrease of up to 5%).

We have adjusted our outlook for consolidated direct administration costs to an increase of 10% to 15% (previously an increase of 5% to 10%) due to the impact of the NUKEM restructuring. See Restructuring on page 5 for more information.

14 CAMECO CORPORATION

We have adjusted our outlook for the consolidated tax rate to a recovery of 50% to 55% (previously 25% to 30%) due to the expected impact of the changes to our revenue outlook noted above, and a change in the distribution of earnings between jurisdictions.

We now expect capital expenditures to be $275 million (previously $320 million). The decrease is primarily due to reduced expenditures at our Rabbit Lake and US ISR operations as a result of the operational changes made.

In our uranium and fuel services segments, our customers choose when in the year to receive deliveries, so our quarterly delivery patterns, delivery volumes and revenue can vary significantly. We expect uranium deliveries in the second quarter to be similar to the first quarter, and therefore expect remaining 2016 deliveries to be more heavily weighted to the second half of the year. However, not all delivery notices have been received to date, which could alter the delivery pattern. Typically, we receive notices six months in advance of the requested delivery date.

REVENUE AND EARNINGS SENSITIVITY ANALYSIS

For the rest of 2016:

•	an increase of $5 (US) per pound in both the Ux spot price ($27.50 (US) per pound on April 25, 2016) and the Ux long-term price indicator ($44.00 (US) per pound on April 25, 2016) would increase revenue by $73 million and net earnings by $58 million. Conversely, a decrease of $5 (US) per pound would decrease revenue by $45 million and net earnings by $35 million.

•	a one-cent change in the value of the Canadian dollar versus the US dollar would change adjusted net earnings by $7 million, with a decrease in the value of the Canadian dollar versus the US dollar having a positive impact. Cash flow would change by $1 million, with a decrease in the value of the Canadian dollar versus the US dollar having a negative impact.

PRICE SENSITIVITY ANALYSIS: URANIUM SEGMENT

The following table and graph are not forecasts of prices we expect to receive. The prices we actually realize will be different from the prices shown in the table and graph. They are designed to indicate how the portfolio of long-term contracts we had in place on March 31, 2016 would respond to different spot prices. In other words, we would realize these prices only if the contract portfolio remained the same as it was on March 31, 2016 and none of the assumptions we list below change. We intend to update this table and graph each quarter in our MD&A to reflect deliveries made and changes to our contract portfolio. As a result, we expect the table and graph to change from quarter to quarter.

Expected realized uranium price sensitivity under various spot price assumptions

(rounded to the nearest $1.00)

SPOT PRICES
($US/lb U3O8)	$20	$40	$60	$80	$100	$120	$140
2016	41	45	53	61	69	77	85
2017	39	46	56	67	78	87	94
2018	39	47	58	69	80	89	97
2019	39	47	59	70	79	87	94
2020	42	49	59	69	79	86	92

2016 FIRST QUARTER REPORT 15

The table and graph illustrate the mix of long-term contracts in our March 31, 2016 portfolio, and are consistent with our marketing strategy. Both have been updated to reflect deliveries made and contracts entered into up to March 31, 2016.

Our portfolio includes a mix of fixed-price and market-related contracts, which we target at a 40:60 ratio. Those that are fixed at lower prices or have low ceiling prices will yield prices that are lower than current market prices.

Our portfolio is affected by more than just the spot price. We made the following assumptions (which are not forecasts) to create the table:

Sales	Annual inflation

•    sales volumes on average of 27 million pounds per year, with commitment levels in 2016 through 2018 higher than in 2019 and 2020

•    excludes sales between our uranium, fuel services and NUKEM segments

Deliveries

•    deliveries include best estimates of requirements contracts and contracts with volume flex provisions

•    is 2% in the US

prices

•    the average long-term indicator is the same as the average spot price for the entire year (a simplified approach for this purpose only). Since 1996, the long-term price indicator has averaged 19% higher than the spot price. This differential has varied significantly. Assuming the long-term price is at a premium to spot, the prices in the table and graph will be higher.

Liquidity and capital resources

Our financial objective is to make sure we have the cash and debt capacity to fund our operating activities, investments and growth.

We have large, creditworthy customers that continue to need uranium even during weak economic conditions, and we expect the uranium contract portfolio we have built to provide a solid revenue stream for years to come.

We expect to continue investing in maintaining and prudently expanding our tier-one production capacity over the next several years. We have a number of alternatives to fund future capital requirements, including drawing on our existing credit facilities, entering new credit facilities, using our operating cash flow, and raising additional capital through debt or equity financings. We are always considering our financing options so we can take advantage of favourable market conditions when they arise. Due to the cyclical nature of our business, we will need to draw on existing credit facilities during the course of the year. We expect our cash balances, operating cash flows and existing credit facilities to meet our capital requirements during 2016, without the need for significant additional funding.

We have an ongoing transfer pricing dispute with CRA. See page 11 for more information. Until this dispute is settled, we expect to pay cash or provide security in the form of letters of credit for future amounts owing to the Government of Canada for 50% of the cash taxes payable and the related interest and penalties.

CASH FROM OPERATIONS

Cash from operations was $411 million lower this quarter than in the first quarter of 2015. Contributing to this change was an increase in working capital requirements, partially offset by a decrease in income taxes paid. Working capital required $351 million more in 2016, largely as a result of an increase in inventory and a reduction in accounts payable during the quarter. Not including working capital requirements, our operating cash flows this quarter were lower by $60 million.

INVESTING ACTIVITIES

Capital spending

We classify capital spending as sustaining, capacity replacement or growth. As a mining company, sustaining capital is the money we spend to keep our facilities running in their present state, which would follow a gradually decreasing production curve, while capacity replacement capital is spent to maintain current production levels at those operations. Growth capital is money we invest to generate incremental production, and for business development.

16 CAMECO CORPORATION

CAMECO’S SHARE ($ MILLIONS)	2016 PLAN	Q1 UPDATE
Sustaining capital
McArthur River/Key Lake	30	30
Cigar Lake	25	20
Rabbit Lake	25	5
US ISR	5	5
Inkai	5	5
Fuel services	20	20
Other	5	5

Total sustaining capital	115	90

Capacity replacement capital
McArthur River/Key Lake	55	60
Cigar Lake	20	25
Rabbit Lake	10	—
US ISR	20	5
Inkai	15	15

Total capacity replacement capital	120	105

Growth capital
McArthur River/Key Lake	40	35
Cigar Lake	30	30
Inkai	10	10
Fuel services	5	5

Total growth capital	85	80

Total uranium & fuel services	320	275

Outlook for investing activities
CAMECO’S SHARE ($ MILLIONS)	2017 PLAN	2018 PLAN

Total uranium & fuel services	250-300	200-250

Sustaining capital	95-115	75-95
Capacity replacement capital	125-140	115-130
Growth capital	30-45	10-25

We previously expected to spend between $300 million and $350 million in 2017 and between $250 million and $300 million in 2018. Due to the continued market uncertainty, and the operational changes made at our Rabbit Lake and Cameco Resources’ US ISR operations, we now expect to spend between $250 million and $300 million in 2017 and between $200 million and $250 million in 2018.

This information regarding currently expected capital expenditures for future periods is forward-looking information, and is based upon the assumptions and subject to the material risks discussed on pages 2 and 3. Our actual capital expenditures for future periods may be significantly different.

FINANCING ACTIVITIES

We use debt to provide additional liquidity. We have sufficient borrowing capacity with unsecured lines of credit totalling about $2.7 billion at March 31, 2016, unchanged from December 31, 2015. At March 31, 2016, we had approximately $1.4 billion outstanding in letters of credit, unchanged from December 31, 2015. As expected, due to the cyclical nature of our business, at March 31, 2016, we had approximately $130 million in short-term debt outstanding on our $1.25 billion unsecured revolving credit facility, which was undrawn on December 31, 2015.

Long-term contractual obligations

Since December 31, 2015, there have been no material changes to our long-term contractual obligations. Please see our annual MD&A for more information.

2016 FIRST QUARTER REPORT 17

Debt covenants

We are bound by certain covenants in our unsecured revolving credit facility. The financially related covenants place restrictions on total debt, including guarantees. As at March 31, 2016, we met these financial covenants and do not expect our operating and investment activities for the remainder of 2016 to be constrained by them.

NUKEM financing arrangements

NUKEM enters into financing arrangements with third parties where future receivables arising from certain sales contracts are sold to financial institutions in exchange for cash. These arrangements require NUKEM to satisfy its delivery obligations under the sales contracts, which are recognized as deferred sales (see notes 4 and 7 to the financial statements for more information). In addition, NUKEM is required to pledge the underlying inventory as security against these performance obligations. As of March 31, 2016, we had $92 million ($71 million (US)) of inventory pledged as security under financing arrangements, compared with $98 million ($71 million (US)) at December 31, 2015.

OFF-BALANCE SHEET ARRANGEMENTS

We had three kinds of off-balance sheet arrangements at March 31, 2016:

•	purchase commitments

•	financial assurances

•	other arrangements

Purchase commitments

The following table is based on our purchase commitments at March 31, 2016. These commitments include a mix of fixed price and market-related contracts. Actual payments will be different as a result of changes to our purchase commitments and, in the case of contracts with market-related pricing, the market prices in effect at the time of purchase. We will update this table as required in our MD&A to reflect changes to our purchase commitments and changes in the prices used to estimate our commitments under market-related contracts.

		2017 AND	2019 AND	2021 AND
MARCH 31 ($ MILLIONS)	2016	2018	2020	BEYOND	TOTAL
Purchase commitments[1]	626	872	386	377	2,261

[1]	Denominated in US dollars, converted to Canadian dollars as of March 31, 2016 at the rate of $1.30.

During the first quarter, our purchase commitments decreased, as we have taken delivery of some of the material under these commitments.

As of March 31, 2016, we had commitments of about $2.3 billion for the following:

•	approximately 33 million pounds of U3O8 equivalent from 2016 to 2028

•	approximately 4 million kgU as UF6 in conversion services from 2016 to 2019

•	about 0.6 million Separative Work Units (SWU) of enrichment services to meet existing forward sales commitments under agreements with a non-Western supplier

The suppliers do not have the right to terminate agreements other than pursuant to customary events of default provisions.

Financial assurances

At March 31, 2016 our financial assurances totaled $1.4 billion, unchanged from December 31, 2015.

Other arrangements

We continue to use factoring and other third party arrangements to manage short-term cash flow fluctuations. You can read more about these arrangements in our 2015 annual MD&A.

18 CAMECO CORPORATION

BALANCE SHEET

($ MILLIONS)	MAR 31, 2016	DEC 31, 2015	CHANGE
Cash, short-term investments and bank overdraft	199	459	(57)%
Total debt	1,622	1,492	9%
Inventory	1,587	1,285	24%

Total cash and short-term investments at March 31, 2016 were $199 million, or 57% lower than at December 31, 2015, primarily due to capital expenditures of $52 million, dividend payments of $40 million, interest payments of $14 million, and cash used in operations of $277 million offset by short-term borrowings of $130 million. Net debt at March 31, 2016 was $1,423 million.

Total debt increased $130 million from December 31, 2015 due to drawing on our $1.25 billion unsecured revolving credit facility as a result of the cyclical nature of our business. See note 15 of our audited annual financial statements for more detail.

Total product inventories increased to $1,587 million, including NUKEM’s inventories ($250 million). Uranium inventories increased as sales were lower than production and purchases in the first three months of the year and the cost of material purchased during the quarter was higher than the average cost of inventory at the beginning of the year.

Fuel services inventories increased due to sales being lower than production and purchases in the first three months of the year. In addition, the cost of material produced during the quarter was higher than the average cost of inventory at the beginning of the year.

Financial results by segment

Uranium

				THREE MONTHS
				ENDED MARCH 31
HIGHLIGHTS				2016	2015	CHANGE
Production volume (million lbs)				7.0	5.1	37%

Sales volume (million lbs)[1]				5.9	7.0	(16)%

Average spot price	($	US/lb	)	31.85	38.36	(17)%
Average long-term price	($	US/lb	)	43.83	49.50	(11)%
Average realized price	($	US/lb	)	42.22	43.42	(3)%
	($	Cdn/lb	)	58.29	52.74	11%

Average unit cost of sales (including D&A)	($	Cdn/lb	)	39.71	36.47	9%

Revenue ($ millions)[1]				347	368	(6)%

Gross profit ($ millions)				110	113	(3)%

Gross profit (%)				32	31	3%

[1]	Includes sales and revenue between our uranium, fuel services and NUKEM segments (nil in Q1 2016, 15,000 pounds in sales and revenue of $0.5 million in Q1 2015).

FIRST QUARTER

Production volumes this quarter were 37% higher compared to the first quarter of 2015, mainly due to higher production from Cigar Lake, Inkai and McArthur River/Key Lake, which was partially offset by lower production from Rabbit Lake and our US operations. See Uranium 2016 Q1 updates starting on page 22 for more information.

The 6% decrease in uranium revenues was a result of a 16% decrease in sales volume, partially offset by an 11% increase in the Canadian dollar average realized price. Sales in the first quarter were lower than in 2015 due to the timing of deliveries during the quarter, which are driven by customer requests and can vary significantly.

The US dollar average realized price decreased by 3% compared to 2015 mainly due to lower prices on market-related contracts, while the higher Canadian dollar realized prices this quarter were a result of the weakening of the Canadian dollar compared to 2015. This quarter the exchange rate on the average realized price was $1.00 (US) for $1.38 (Cdn) compared to $1.00 (US) for $1.21 (Cdn) in the first quarter of 2015.

2016 FIRST QUARTER REPORT 19

Total cost of sales (including D&A) decreased by 7% ($236 million compared to $254 million in 2015) due to a 16% decrease in sales volume, partially offset by a 9% increase in the unit cost of sales. The increase in the unit cost of sales was mainly the result of an increase in the volume of material purchased in the quarter at prices higher than our average cost of inventory and an increase in the unit opening inventory rate, partially offset by lower production costs related to higher production from Cigar Lake compared to the first quarter of 2015.

The net effect was a $3 million decrease in gross profit for the quarter.

The table below shows the costs of produced and purchased uranium incurred in the reporting periods (which are non-IFRS measures, see the paragraphs below the table). These costs do not include selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS
	ENDED MARCH 31
($CDN/LB)	2016	2015	CHANGE
Produced
Cash cost	20.69	28.05	(26)%
Non-cash cost	12.91	12.50	3%

Total production cost	33.60	40.55	(17)%

Quantity produced (million lbs)	7.0	5.1	37%

Purchased
Cash cost	51.06	47.95	6%

Quantity purchased (million lbs)	5.1	2.7	89%

Totals
Produced and purchased costs	40.96	43.11	(5)%

Quantities produced and purchased (million lbs)	12.1	7.8	55%

The average cash cost of production this quarter was 26% lower than the comparable period in 2015, primarily due to significant progress in ramping up Cigar Lake, resulting in a 1.9 million pound increase in low-cost production from the Cigar Lake operation compared to the first quarter of last year.

Although purchased pounds are transacted in US dollars, we account for the purchases in Canadian dollars. The average cash cost of purchased material in US dollar terms was $36.95 US per pound this quarter, compared to $38.79 US per pound in the first quarter of 2015. However, in the first quarter of 2016, the exchange rate on purchases averaged $1.00 (US) for $1.40 (Cdn), compared to $1.00 (US) for $1.24 (Cdn) in the first quarter of 2015. As a result, the average cash cost of purchased material in Canadian dollar terms increased by 6% this quarter compared to the same period last year.

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium presented in the above table are non-IFRS measures. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS. We use these measures in our assessment of the performance of our uranium business. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow.

These measures are non-standard supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared according to accounting standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the following table presents a reconciliation of these measures to our unit cost of sales for the first quarter of 2016 and 2015.

20 CAMECO CORPORATION

Cash and total cost per pound reconciliation

	THREE MONTHS ENDED MARCH 31
($ MILLIONS)	2016	2015
Cost of product sold	203.2	204.2
Add / (subtract)
Royalties	(20.8)	(13.8)
Other selling costs	—	(1.6)
Change in inventories	222.8	82.5

Cash operating costs (a)	405.2	271.3
Add / (subtract)
Depreciation and amortization	32.8	50.1
Change in inventories	57.6	14.9

Total operating costs (b)	495.6	336.3

Uranium produced & purchased (million lbs) (c)	12.1	7.8

Cash costs per pound (a ÷ c)	33.49	34.78
Total costs per pound (b ÷ c)	40.96	43.12

Fuel services

(includes results for UF6, UO2 and fuel fabrication)

		THREE MONTHS ENDED MARCH 31
HIGHLIGHTS		2016	2015	CHANGE
Production volume (million kgU)		3.3	2.6	27%
Sales volume (million kgU)		2.3	3.0	(23)%
Average realized price	($Cdn/kgU)	26.18	22.11	18%
Average unit cost of sales (including D&A)	($Cdn/kgU)	20.38	19.56	4%
Revenue ($ millions)		59	66	(11)%
Gross profit ($ millions)		13	8	63%
Gross profit (%)		22	12	83%

FIRST QUARTER

Total revenue for the first quarter of 2016 decreased to $59 million from $66 million for the same period last year. A 23% decrease in sales volumes was partially offset by an 18% increase in average realized price, primarily due to the weakening of the Canadian dollar compared to 2015.

The total cost of products and services sold (including D&A) decreased by 22% ($46 million compared to $59 million in the first quarter of 2015) due to the decrease in sales volumes, partially offset by an increase in the average unit cost of sales. When compared to 2015, the average unit cost of sales was 4% higher due to an increase in the unit opening inventory rate.

The net effect was a $5 million increase in gross profit.

2016 FIRST QUARTER REPORT 21

NUKEM

		THREE MONTHS ENDED MARCH 31
HIGHLIGHTS		2016	2015	CHANGE
Uranium sales (million lbs)[1]		0.05	2.5	(98)%
Average realized price	($Cdn/lb)	39.32	38.14	3%
Cost of product sold (including D&A)		2	86	(98)%
Revenue ($ millions)[1]		2	97	(98)%
Gross profit ($ millions)		—	11	(100)%
Gross profit (%)		—	11	(100)%

[1]	Includes sales and revenue between our uranium, fuel services and NUKEM segments (nil in Q1 2016, 0.5 million pounds in sales and revenue of $2.5 million in Q1 2015).

FIRST QUARTER

During the first quarter of 2016, NUKEM delivered 0.05 million pounds of uranium, a decrease of 98% from the same period last year due to very light market activity with a lack of profitable opportunities, and the timing of customer requirements. Total revenues decreased by 98% as a result of lower sales volumes.

NUKEM did not record a gross profit in the first quarter of 2016, compared to an $11 million gross profit in the first quarter of 2015.

Our operations

Uranium – production overview

Production in our uranium segment this quarter was 37% higher than the first quarter of 2015. See below for more information.

URANIUM PRODUCTION

	THREE MONTHS ENDED MARCH 31
OUR SHARE (MILLION LBS)	2016	2015	CHANGE	2016 PLAN
McArthur River/Key Lake	2.9	2.7	7%	12.6
Cigar Lake	2.2	0.3	633%	8.0
Inkai	1.1	0.6	83%	3.0
Rabbit Lake	0.4	0.9	(56)%	1.0
Smith Ranch-Highland	0.3	0.5	(40)%	0.9
Crow Butte	0.1	0.1	—	0.2
Total	7.0	5.1	37%	25.7

Uranium 2016 Q1 updates

MCARTHUR RIVER/KEY LAKE

Production update

Production for the first quarter was 7% higher compared to the same period last year, when we experienced several weeks of unplanned mill maintenance to repair the calciner circuit.

Operations update

Given the current state of oversupply in the market, we have decided to reduce our 2016 production target for McArthur River/Key Lake to 18.0 million pounds, 12.6 million pounds our share (previously 20.0 million pounds, 14.0 million pounds our share). The resulting available downtime will be used to advance work needed to increase the Key Lake mill’s production capacity. In addition to a regular shutdown at the mill for our annual maintenance work, we are now planning downtime to make changes to the solvent extraction circuit, to bring some work on the crystallization circuit forward from 2017, and to transition to the new calciner. These changes will prepare the mill to increase production when the market signals it is needed.

22 CAMECO CORPORATION

CIGAR LAKE

Production update

During the first quarter, total packaged production from Cigar Lake was 4.5 million pounds U3O8; our share was 2.2 million pounds.

Technical report

In the first quarter, we filed a technical report for Cigar Lake which reflects advancement of the operation and experience gained since the February 2012 technical report. Key highlights from the new report include:

•	estimated pre-tax net present value at an 8% discount rate to Cameco of $2.1 billion for its share of current mineral reserves

•	estimated pre-tax internal rate of return of 9.5%, using Cameco’s share of the total capital invested, along with the operating and capital cost estimates for the remainder of mineral reserves

•	increase in estimated average cash operating costs per pound—from $18.57 to $18.75

•	increase in Cameco’s share of remaining estimated capital cost from $150 million in the 2012 technical report to $619 million due to general cost escalation and changes made based on mining and milling experience gained since the 2012 technical report

•	addition of data from over 600 surface freezeholes for the interpretation and grade estimation of the eastern part of the deposit

•	completion and commissioning of the Seru Bay treated water discharge infrastructure

•	successful commissioning and deployment of the first three jet boring system machines in October 2013, April 2014 and June 2015

•	mining rates and cycle time sustainability congruent with underlying project assumptions first demonstrated in the fourth quarter of 2014

•	first ore slurry milestone achieved in March 2014, and the first packaged yellowcake milestone in October 2014

•	commercial production declared in May 2015

•	at year-end 2015, total packaged uranium production of 11.6 million pounds U3O8 since the first ore cavity mined in December 2013

•	adoption of the New Austrian Tunnelling Method as the primary method of developing new production crosscuts, replacing the former Mine Development System; successful completion to date of two legacy tunnel (MDS) retrofits and two entirely new tunnels using this method

•	adoption of surface freezing as the exclusive means to freeze the orebody for the remainder of the life of mine, significantly reducing the quantity of underground development required

•	substantial completion of the JEB tailings management facility optimization in 2013

•	re-start of the McClean Lake mill in 2014

•	construction and commissioning of modifications to the McClean Lake leaching circuit to mitigate the production of hydrogen

•	significantly advanced modifications required to produce 24 million pounds per year from the McClean Lake mill, including: new solvent extraction circuit, expanded tailings neutralization circuit (currently under construction), new yellowcake centrifuge, and additional carbon columns for molybdenum removal

•	full annual production of 18 million pounds is expected to be achieved in 2017, compared to 2018 in the 2012 technical report

The report can be found in the financial reporting section of our website, at www.cameco.com, on SEDAR at sedar.com and on EDGAR at sec.gov/edgar.shtml.

INKAI

Production update

Production for the quarter was 83% higher compared to the same period last year due to the timing of new wellfield development in our 2016 mine plan. The operation remains on track to achieve our planned 2016 production.

Block 3

Our application for an extension of the block 3 deposit evaluation period is still pending final approval from the Ministry of Energy of the Republic of Kazakhstan. Inkai continues working on the final appraisal of the mineral potential of block 3 according to Kazakhstan standards.

2016 FIRST QUARTER REPORT 23

RABBIT LAKE

Production update

Production for the quarter was 56% lower than the same period last year due to a rock fall in an inactive area of the mine at the end of 2015, which resulted in the restriction of mining activities extending into 2016.

Production curtailment

Given the continued depressed market conditions in the near term, we have decided to suspend production at our Rabbit Lake operation and place the facilities on care and maintenance.

The change is expected to result in a reduction of about 500 positions at the site. A workforce of about 150 will remain on site to maintain the facilities and sustain environmental monitoring and reclamation activities.

The Rabbit Lake operation will be placed on care and maintenance at an estimated cost of $35 million in 2016. The severance cost is expected to be about $14 million, which will be reflected in our second quarter results.

We now expect to produce 1.0 million pounds at Rabbit Lake in 2016 (previously 3.6 million pounds).

SMITH RANCH-HIGHLAND AND CROW BUTTE

Production update

At our US operations, total production was 33% lower for the quarter compared to the same period in 2015, due to lower planned production in 2016 compared to 2015.

Production curtailment

In light of the continued depressed market conditions, production has been curtailed at Cameco Resources’ US ISR operations by deferring all wellfield development. Due to the nature of ISR mining and our wellfield restoration requirements, we expect production in the US to decrease over time as head grades decline.

The change is expected to result in a reduction of about 85 positions, with a workforce of about 170 remaining to operate the sites. The severance cost is expected to be about $5 million, which will be reflected in our second quarter results.

We now expect to produce 1.1 million pounds from our US ISR operations in 2016 (previously 1.4 million pounds).

Fuel services 2016 Q1 updates

PORT HOPE CONVERSION SERVICES

CAMECO FUEL MANUFACTURING INC. (CFM)

Production update

Fuel services produced 3.3 million kgU in the first quarter, 27% higher than the same period last year due to the timing of operational maintenance in 2015 that resulted in lower first quarter production.

Labour Relations

The current collective bargaining agreement for our unionized employees at the Port Hope Conversion Facility expires on June 30, 2016. The collective bargaining process will begin in the second quarter.

Qualified persons

The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE	INKAI

• David Bronkhorst, vice-president, mining and technology, Cameco	• Darryl Clark, general director, JV Inkai

CIGAR LAKE

• Les Yesnik, general manager, Cigar Lake, Cameco

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Additional information

Critical accounting estimates

Due to the nature of our business, we are required to make estimates that affect the amount of assets and liabilities, revenues and expenses, commitments and contingencies we report. We base our estimates on our experience, our best judgment, guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and on assumptions we believe are reasonable.

Controls and procedures

As of March 31, 2016, we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer (CEO) and chief financial officer (CFO), of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon that evaluation and as of March 31, 2016, the CEO and CFO concluded that:

•	the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under applicable securities laws is recorded, processed, summarized and reported as and when required

•	such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure

There has been no change in our internal control over financial reporting during the quarter ended March 31, 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

2016 FIRST QUARTER REPORT 25